SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

April 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Hodan Siad & Arthur Sandel

Re:	Kentucky Power Company

Kentucky Power Cost Recovery LLC

Registration Statement on Form SF-1

Filed January 2, 2025

File Nos. 333-284112 and 333-284112-01

Ladies and Gentlemen:

On behalf of Kentucky Power Company (“Kentucky Power”) and Kentucky Power Cost Recovery LLC (the “Issuing Entity” and together with Kentucky Power, the “Registrants”), we hereby submit this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2025, with respect to the Registrants’ above-referenced Registration Statement on Form SF-1 filed on January 2, 2025 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR an amendment to the Registration Statement (including certain exhibits) (“Amendment No. 1”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with the Registrants’ response in ordinary typeface.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Registration Statement on Form SF-1

General

1.

We note your statements throughout the registration statement that you are not an asset-backed issuer and that the Bonds are not asset-backed securities, as such terms are defined in Item 1101 of Regulation AB, and that the Cost Recovery Property is not a receivable or a pool of receivables. Further, we note your statements throughout expressing your disagreement with the conclusion of the Division of Corporation Finance’s Compliance and Disclosure Interpretations Section 112.01 (Form Eligibility for Public Utility Securitizations) (“C&DI 112.01”) that securities such as the Bonds are asset-backed securities. C&DI 112.01 states that public utility securitizations structured as series trusts, such as yours, are asset-backed securities under Exchange Act Section 3(a)(79) and that such series trust issuers should refrain from making statements in their filings that they are not asset-backed issuers or that their securities are not asset-backed securities. Accordingly, please revise your registration statement to remove all disclosure that states or suggests, directly or indirectly, that you are not an asset-backed issuer and that the Bonds are not asset-backed securities (including, without limitation, that the Cost Recovery Property is not a receivable or a pool of receivables). Refer to C&DI 112.01.

Response:

The Registrants hereby confirm that the statements that the Issuing Entity is not an asset-backed issuer and that the 2025 Senior Secured Recovery Bonds (the “Bonds”) are not asset-backed securities have been removed from the Registration Statement.

Cover Page

2.

We note here and throughout the registration statement that you refer to the issuing entity, Kentucky Power Cost Recovery LLC, as the “issuer” of the Bonds. Please note that the issuer of asset-backed securities is the depositor for a particular issuing entity, and not the issuing entity itself. Please replace references to “issuer” throughout the registration statement with references to the issuing entity. Refer to Securities Act Rule 191.

Response:

In response to the Staff’s comment, the Registrants deleted the defined term “issuer” and have replaced references to the “issuer” throughout the Registration Statement that are intended to refer to Kentucky Power Cost Recovery LLC rather than the depositor with the “issuing entity.”

3.

Please revise to include a clear statement on the cover page that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates. Refer to Item 1102(d) of Regulation AB.

Response:

The Registrants hereby confirm that the following statement has been added to the cover page: The Bonds represent obligations only of the Issuing Entity and are secured only by the assets of the Issuing Entity, consisting principally of the Cost Recovery Property and related assets to support its obligations under the Bonds.

4.

Please disclose on the cover page that the true-up mechanism, as well as the funds held in the general, excess funds, and capital subaccounts held under the indenture, serve as credit enhancement for the Bonds. Additionally, please revise your disclosure throughout the prospectus to clarify that the true-up mechanism and the funds in the accounts held under the indenture are credit enhancement for the Bonds. Please refer to Items 1102(h) and 1114 of Regulation AB.

Response:

The Registrants hereby confirm that the following statement has been added to the cover page: Credit enhancement for the Bonds will be provided by such statutory true-up mechanism, as well as by general and excess funds subaccounts held under the indenture governing the Bonds.

Prospectus Summary of Terms

Additional Series, page 16

5.

We note your disclosure here and elsewhere in the form of prospectus that you may issue additional series of bonds which will be secured by new cost recovery property. Please confirm that any additional issuance of securities issued by the issuing entity will be registered on separate registration statements or exempt.

Response:

The Registrants hereby confirm that additional issuances of securities issued by the Issuing Entity will be registered on separate registration statements or exempt.

Key Questions and Answers Regarding the Bonds and the True-Up Mechanism, page 17

6.

We note, in the answer to question 1, your statement that the Bonds are corporate securities, to attempt to distinguish them from asset-backed securities. As the Division of Corporation Finance has stated that securities such as the Bonds are asset-backed securities, your conclusion that the Bonds are corporate securities is inaccurate. Please delete question 1 and the related answer. Refer to C&DI 112.01. Additionally, for the reasons provided in Comment 1 above, please delete questions 4 and 5 and the related answers.

Response:

The Registrants hereby confirm that questions 1, 4 and 5 have been removed from the Registration Statement.

Risk Factors, page 22

7.	We note your risk factor discussion beginning on page 22 is longer than 15 pages. Please revise your form of prospectus to include a risk factor summary, as required by Item 105(b) of Regulation S-K.

Response:

The Registrants have revised the risk factor discussion so that it is no longer more than 15 pages.

Changes to billing and collection practices might reduce the value of your investment in the Bonds, page 28

8.

We note your disclosure that “the servicer may change billing and collection practices, which might adversely impact the timing and amount of retail customer payments and might reduce charge collections, thereby limiting [the servicer’s] ability to make scheduled payments on the Bonds until any resulting undercollections can be trued-up and recovered from other retail customers.” Similarly, you state that the Kentucky Public Service Commission might also require changes to these practices. Please tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the true-up adjustments including, but not necessarily limited to, reports on Form 10-D.

Response:

The Servicing Agreement and the Indenture will obligate the Registrants to provide certain notices to the U.S. Bank Trust Company, National Association, and its successors in interest (the “Indenture Trustee”) and bond rating agencies and to make certain information regarding the Bonds publicly available on a website affiliated with Kentucky Power.

Under Section 3.01(b)(ii) of the Servicing Agreement, Kentucky Power will be required to promptly notify the Issuing Entity, the Indenture Trustee and the bond rating agencies of any changes in law or Kentucky Public Service Commission regulations that would have a material adverse effect on Kentucky Power’s ability to perform its duties under the Servicing Agreement.

In addition, Section 3.07(g) of the Indenture will obligate the Registrants post on the Issuing Entity’s website and, to the extent consistent with the Issuing Entity’s and the depositor’s obligations under applicable law, file with or furnish to the Commission in periodic reports and other reports as are required from time to time under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and directs the Indenture Trustee to post on its website for investors the following information (other than any such information filed with the Commission and publicly available to investors unless the Issuing Entity specifically requests such items to be posted), in each case, to the extent such information is reasonably available to the Issuing Entity:

•	the final prospectus;

•	statements of any remittances of charges made to the Indenture Trustee (to be included in a Form 10-D or Form 10-K, or successor forms thereto);

•

a statement reporting the balances in the collection account and in each subaccount of the collection account as of each payment date (to be included on the next Form 10-D or Form 10-K, or successor forms thereto) and as of the end of year (to be included on the next Form 10-K filed);

•

a statement showing the balance of outstanding Bonds that reflects the actual periodic payments made on the Bonds during the applicable period (to be included in the next Form 10-D or Form 10-K filed, or successor forms thereto);

•	the servicer’s certificate as required to be submitted pursuant to Section 4.01(c)(ii) of the Servicing Agreement (to be filed with a Form 10-D, Form 10-K or Form 8-K, or successor forms thereto);

•	the monthly servicer’s certificate as required to be submitted pursuant to Section 3.01(b)(i) of the Servicing Agreement;

•	the text (or a link to the website where a reader can find the text) of each filing of a true-up adjustment and the results of each such filing;

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies;

•	material legislative or regulatory developments directly relevant to the Bonds (to be filed or furnished in a Form 8-K); and

•	any reports and other information that the Issuing Entity is required to file with the Commission under the Exchange Act.

The Registrants believe that any Commonwealth of Kentucky or Kentucky Public Service Commission mandated change to servicing practices that impacts bond payments, or the true-up adjustments would be addressed through the foregoing disclosure requirements.

These website disclosure requirements are identified under the heading “Website Disclosures” on page 71 of the prospectus.

We and other affiliates of Kentucky Power Company may issue additional bonds, page 34

9.

We note your use throughout the form of prospectus of the term “securitized bonds” which you define here only by reference to the Kentucky Utilities Act. Please provide a complete definition in your form of prospectus.

Response:

The Registrants hereby confirm that a complete definition of “securitized bonds” has been added on page 139 of the prospectus.

Security for the Bonds

Pledge of Collateral, page 87

10.

We note your disclosure here and elsewhere throughout your form of prospectus that, in addition to the recovery property, payment of principal and interest on the Bonds will also be secured by “the collection account for the Bonds and all subaccounts of the collection account, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.

Response:

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Servicing Agreement

Servicing Compensation, page 107

11.

We note your disclosure that, in addition to receiving an annual servicing fee, the servicer will be entitled to receive reimbursement of out-of-pocket third-party expenses. We are unable to locate additional disclosure in the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise.

Response:

The financing order permits the servicer to recover certain out-of-pocket expenses relating to servicing the Bonds in addition to the servicing fee. The Registrants have updated the disclosures to include a description of such authorized out-of-pocket expenses. Please see pages 14 and 103 of the prospectus. There is no limit in the financing order on the amount of the out-of-pocket expenses authorized to be recovered and such expenses will be recovered as ongoing financial costs through the collection of the charges and paid to the servicer in accordance with the payment waterfall in the Indenture.

Legal Proceedings, page 131

12.

We note your disclosure that there are no legal or governmental proceedings pending against the transaction parties other than as disclosed elsewhere in the prospectus. As an aid to investors, please include cross references to any section of the prospectus that includes relevant disclosure related to such proceedings or otherwise include such disclosure in this section.

Response:

The Registrants hereby confirm that the disclosure on page 127 of the prospectus has been updated to include the requested cross reference.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-3

13.

We note references throughout your form of prospectus to the “KPCo Receivables Purchase Agreement,” the “KPCo Receivables Agency Agreement,” and the “AEP Receivables Purchase Agreement,” but do not see these agreements included in your exhibit list. Please include these agreements as exhibits to the registration statement.

Response:

The Registrants do not believe the terms of the KPCo Receivables Purchase Agreement, the KPCo Receivables Agency Agreement, or the AEP Receivables Purchase Agreement are material to Issuing Entity, which is not a party to the agreements, or the bond issuance more generally. The Issuing Entity is a party to the Intercreditor Agreement as a result of the Joinder to the Intercreditor Agreement, each of which are included as exhibits to the registration statement. The reasoning for this determination is included below:

•

KPCo Receivables Purchase Agreement: The KPCo Receivables Purchase Agreement pertains to Kentucky Power Company’s sale of receivables other than the charges to AEP Credit. Charges of the nature of those collected with respect to the Bonds are explicitly excluded from the assets sold under this agreement. This exclusion is specifically acknowledged through the Intercreditor Agreement, as modified by the Joinder, where the parties thereto acknowledge the Issuing Entity’s ownership interest in such charges as a separate property right from the receivables sold under the KPCo Receivables Purchase Agreement. As such, the terms of the KPCo Receivables Purchase Agreement, a distinct and separate transaction, are not material to the Bond issuance.

•

KPCo Receivables Agency Agreement: The KPCo Receivables Agency Agreement pertains to Kentucky Power Company’s role in servicing the receivables sold to AEP Credit. This role is separate from its responsibilities related to the Bonds, which are governed by the Servicing Agreement specific to the Bonds. So as to not interfere with Kentucky Power Company’s role as the servicer of the Bonds, the Intercreditor Agreement provides that any rights to replace Kentucky Power Company as the collection agent for the receivables requires coordination and mutual agreement with the trustee under the Indenture for the Bonds, which such coordination is meant to further safeguard the bondholders’ interests. Because the Issuing Entity is not a party to the KPCo Receivables Agency Agreement, and the purpose of the agreement is for servicing property that is both distinct and separate from the charges collected with respect to the Bonds, the terms of the KPCo Receivables Agency Agreement are not material to the Bond issuance.

•

AEP Receivables Purchase Agreement: The AEP Receivables Purchase Agreement is part of a receivables financing arrangement where AEP Credit sales receivables it has purchased from AEP affiliates to financial institutions. As with the KPCo Receivables Purchase Agreement, the charges collected with respect to the Bonds are explicitly excluded from the assets sold under the AEP Receivables Purchase Agreement, as acknowledged by the Intercreditor Agreement, as modified by the Joinder. As such, the terms of the AEP Receivables Purchase Agreement, a distinct and separate transaction to which the Issuing Entity is not a party to, are not material to the Bond issuance.

•

Intercreditor Agreement and Joinder: Instead, the Intercreditor Agreement is the material contract that addresses the relationship between the receivables financing and the Bonds, providing for the protection of the interests of the bondholders. As discussed above, the Intercreditor Agreement stipulates that the charges related to the Bonds are not part of the receivables sold and outlines the coordination required if there is a need to replace the servicer. Because the Intercreditor Agreement and Joinder, each of which are filed as exhibits to the registration statement, outline the safeguards for ensuring that the receivables financing arrangements do not interfere with the charges, security and servicing of the Bonds, the Registrants do not believe the KPCo Receivables Purchase Agreement, the KPCo Receivables Agency Agreement, or the AEP Receivables Purchase Agreement need to be disclosed.

14.

We note your disclosure on page 138 of the form of prospectus that certain legal matters relating to the Bonds will be passed on by Richards, Layton & Finger, special Delaware counsel to Kentucky Power Cost Recovery LLC. Please revise to include such opinion on your exhibit list and file such opinion as an exhibit to your registration statement. Refer to Item 601(b)(5) of Regulation S-K and Section II.B.1.e. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

Response:

The Registrants hereby confirm that the opinion of Sidley Austin LLP will cover the matters identified in Item 601(b)(5). The opinion of Richards, Layton & Finder, P.A. will be delivered at closing to the underwriters, and cover matters relating to the filing of a voluntary bankruptcy petition, certain Delaware Uniform Commercial Code matters, and certain Delaware limited liability company matters.

15.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

Response:

The Registrants are filing copies of the exhibits with Amendment No. 1. Exhibits 99.2 and 99.3 will be filed by a subsequent amendment.

Item 15. Undertakings, page II-4

16.

Please revise to include the undertakings under Items 512(b), 512(j), and 512(k) of Regulation S-K. We note that the undertaking under Item 512(b) of Regulation S-K is found separately on page II-3; however, to avoid confusion, please include all undertakings under Item 15.

Response:

The Registrants hereby confirm that Item 15 on page II-4 of Amendment No. 1 has been revised to include the undertakings under Items 512(b), 512(j) and 512(k) of Regulation S-K.

***

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, please contact the undersigned at (713) 495-4522.

Sincerely,

/s/ George J Vlahakos
George J. Vlahakos

cc:	Charles E. Zebula, Kentucky Power Company

Matthew D. Fransen, Kentucky Power Cost Recovery LLC

Robert G. Stephens, Sidley Austin LLP

Peter S. Morgan, Winston & Strawn LLP

Alan Hoffman, Winston & Strawn LLP